Needham Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Needham Funds, Inc. (the “Company”) File Nos. 33-98310 and 811-09114 Needham Growth Fund (S000003649) Needham Aggressive Growth Fund (S000003815) Needham Small Cap Growth Fund (S000003816)

Dear Ms. Browning:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 9, 2016 via telephone regarding the Company’s Post-Effective Amendment (“PEA”) No. 38 to its registration statement. PEA No. 38 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the “Securities Act”) on Form N-1A on October 25, 2016 for the purposes of registering a new share class for each series of the Company: the Needham Growth Fund (the “Growth Fund”), the Needham Aggressive Growth Fund (the “Aggressive Growth Fund”), and the Needham Small Cap Growth Fund (the “Small Cap Growth Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Company’s responses, is set forth below. With respect to responses showing revisions made to the registration statement new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 38.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

GENERAL COMMENTS

1.
Staff Comment: With respect to any brackets and/or blanks within the Prospectus and Statement of Additional Information (“SAI”), confirm supplementally that they will all be completed prior to filing the Funds’ next PEA filed on Form N-1A pursuant to Rule 485(b) of the Securities Act (the “485B Filing”).

Response: The Company confirms supplementally that all brackets and/or blanks will be filled in so that the Company will file a completed Prospectus and SAI as part of its 485B Filing.

PROSPECTUS

Summary Section - Fees and Expenses Table (All Funds)

2.
Staff Comment: With respect to the Fees and Expenses Table for each Fund, ensure that the line item entitled “Other Expenses” shows the aggregate amount of other expenses, in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response: The Company undertakes to make the requested revisions.

3.
Staff Comment: Confirm supplementally that the fee waiver agreements referred to in footnote (b) to the Fees and Expenses Table as they relate to each Fund will be filed as exhibits to the 485B Filing. Also confirm supplementally that these waivers will be in effect for each Fund for at least one year from the effectiveness of the Prospectus.

Response: The Company confirms supplementally that the relevant fee waiver agreements will be filed as exhibits to the 485B Filing. The Company also confirms supplementally that the waivers will remain in effect for at least one year from the date of effectiveness of the Prospectus.

4.
Staff Comment: Confirm supplementally that the expense examples included below the Fees and Expenses Table for each relevant Fund take into account the Fund’s fee waiver for only the first year of the expense example.

Response: The Company confirms supplementally that the expense examples do account for each Fund’s fee waiver, and that the expense examples only account for the fee waivers during the first year of the examples.

5.
 Staff Comment: Instruction 6(a) to Item 3 of Form N-1A allows for estimated fees and expenses within a Fund’s Fees and Expenses Table if the Fund is newly established. Since PEA No. 38 relates to filings for new classes, rather than a new Fund, remove footnote (a) to the Growth Fund’s Fees and Expenses Table.

Response: The Company undertakes to make the requested revision.

6.	Staff Comment: With respect to footnote (b) to each Fund’s Fees and Expenses Table (“Footnote (b)”):

•
ensure that Footnote (b) accurately describes that any recoupment made within 36 months of the initial fee waiver may not exceed the lesser of the waiver in effect at the time of the recoupment or at the time of the initial fee waiver, in accordance with Investment Companies Industry Development Audit Risk Alert ARA-INV.73 (2009);

•
specify who may terminate the fee waiver agreement and that doing so would require board approval, in accordance with Instruction 3(e) to Item 3 of Form N-1A and Footnote 116 to the SEC’s Enhanced Disclosure and New Prospectus Delivery Option for Open-End Management Investment Companies release (IC-28584) from January 13, 2009; and

•
consider revising the last sentence of Footnote (b) (i.e. the sentence beginning “All limitations on Total Annual Fund Operating Expenses…”) so that it is in compliance with plain English standards as that term is defined under Rule 421 of the Securities Act.

Response: The Company undertakes to make the following revisions to the Growth Fund’s Footnote (b), along with similar revisions to each of the Aggressive Growth Fund and the Small Cap Growth Fund:

“Reflects a contractual agreement by Needham Investment Management LLC (the “Adviser”) to waive its fee and, if necessary, reimburse the Growth Fund, a series of The Needham Funds, Inc. (the “Company”), through December ~~[ ]~~31, 2017 to the extent Total Annual Fund Operating Expenses exceed 1.40% of the average daily net assets of Institutional Class shares of the Growth Fund (the “Expense Cap”). This agreement can only be amended by agreement of the Company, upon approval of the Company’s Board of Directors, and the Adviser to lower the Expense Cap and will terminate automatically in the event of termination of the Investment Advisory Agreement between the Adviser and the Company, on behalf of the Growth Fund. For a period of up to 36 months from the time of any waiver or reimbursement pursuant to this agreement, the Adviser may recoup from the Growth Fund fees waived and expenses reimbursed to the extent that such recovery would not cause the total Annual Fund Operating Expenses of the Growth Fund to exceed the lesser of the Expense Cap in effect (i) at the time of the waiver or reimbursement or (ii) at the time of recoupment~~1.40% of the average daily net assets of the Fund’s Institutional Class shares, but a~~. Any such recovery will not include interest. The Expense Cap limitation ~~All limitations~~ on Total Annual Fund Operating Expenses ~~are exclusive of~~  excludes taxes, interest, brokerage, dividends on short positions, fees and expenses of “acquired funds,” ~~and~~ extraordinary items~~,~~ and ~~excluding~~ shareholder redemption fees but ~~including~~ includes the management fee.”

Summary Section - Principal Investment Strategies (All Funds)

7.
Staff Comment: With respect to each Fund’s disclosed intent to invest in equity securities, define further the type of equity securities in which each Fund may invest (e.g., common or preferred equity securities).

Response: The Company confirms that the Funds invest principally in common stock and the Company undertakes to revise the disclosure for each Fund to define the type of equity securities in which they invest as “principally common stock.”

Summary Section - Principal Investment Strategies (Growth Fund and Aggressive Growth Fund)

8.
Staff Comment: The Staff notes that the Growth Fund and the Aggressive Growth Fund each disclose that it will invest, under normal conditions, at least 65% of the respective Fund’s total assets in the equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System. Include disclosure regarding the remaining 35% of each Fund’s total assets to the extent any such strategy is considered to be principal. Also, include appropriate corresponding risk disclosure for each principal strategy.

Response:   Each Fund invests at least 65% of its total assets in the equity securities of domestic issuers. The balance of its total assets may be invested in other securities, including other domestic and foreign equity securities, and common stock equivalents (mainly securities exchangeable for common stock); however, investment in any one of these strategies is not a principal strategy of a Fund. In addition, under unusual economic or financial market circumstances, the Fund may significantly increase the portion of a Fund’s assets held in cash or cash equivalents for temporary defensive purposes. The Company notes that during the periods covered by the last six shareholder reports, the average amount invested by the Growth Fund, the Aggressive Growth Fund, and the Small Cap Growth Fund in common stocks has been approximately 94.6%, 99.5%, and 84.2% respectively. The Company undertakes to revise its Prospectus disclosure to clarify that investment in cash or cash equivalents is not a principal strategy.  The Company does not believe any additional disclosure is necessary at this time, but undertakes to monitor the implementation of the strategy of each Fund and revise its disclosure as necessary and applicable in the future.

Summary Section - Principal Investment Strategies (Aggressive Growth Fund)

9.
Staff Comment: With respect to the sentence that begins with “The Aggressive Growth Fund invests, in general, in markets and industries…,” consider either deleting the phrase “in general”, replace with a more specific phrase (e.g., “principally”), or describe in further detail what the Company means by using the phrase.

Response: The Company undertakes to make the following revision:

“The Aggressive Growth Fund invests~~, in general,~~ principally in markets and industries with strong growth potential, focusing primarily on the market leaders in these areas as these companies often garner a disproportionate share of the positive financial returns.”

Summary Section - Principal Investment Strategies (Small Cap Growth Fund)

10.
Staff Comment: The Staff notes that Rule 35d-1(d)(2) (the “Names Rule”) requires that, with respect to the 80% investment limitation, “net assets” is defined to include the amount of borrowings for investment purposes. Please state that in the Fund’s disclosure.

Response: The Company undertakes to make the following revision:

“Under normal conditions, the Small Cap Growth Fund invests at least 80% of its net assets, including any amount of assets borrowed for investment purposes, in the equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System that have market capitalizations not exceeding $5 billion at the time of investment.”

11.
Staff Comment: Include a minimum market capitalization to better define the market capitalization range in which the Fund will invest. Consider revising the disclosure to also include what sources the Fund uses when arriving at this range. Also, explain supplementally why the Company feels its range for defining small cap companies is appropriate.

Response: The Company confirms supplementally that there is no minimum market capitalization imposed on the Fund’s investments. Although there is no minimum limitation, the market capitalization range of the Fund’s investments at the time of investment will typically fall within the range of the companies listed on the Russell 2000® Index.

12.
Staff Comment: Regarding the Fund’s market capitalization range, include an explanation regarding what the Fund will do, if anything, when the market capitalization of a holding falls outside the stated range, and add risk disclosure if necessary.

Response: The Fund’s 80% test relates to securities of issuers that have the market capitalization not exceeding $5 billion at the time of investment (emphasis added)—if the market capitalization of an issuer of a security held by the Fund exceeds $5 billion after the time of the Fund’s investment, the Fund may continue to hold such security. The Company undertakes to include such disclosure in its prospectus and confirms supplementally that it will ensure that disclosure of risks related to the Fund’s market capitalization range remains current and appropriate.

Summary Section - Principal Investment Risks (All Funds)

13.
Staff Comment: The Staff notes that the Funds list a “variety of industries” in which the Funds may invest, yet only include risk disclosures on the healthcare and technology industries within its Sector Risk disclosure. Consider expanding the Funds’ risk disclosure to include other industries listed in the Funds’ Principal Investment Strategies sections if they are considered principal investment strategies. Alternatively, consider removing mention of the non-principal industries from the Funds’ Principal Investment Strategies sections.  The Staff notes that it has given this comment in the past and the requested revisions have been respectfully declined by the Company.

Response: The Funds’ investments continue to be most heavily weighted in information technology and secondarily in health care.  For this reason the Funds have included specific risks associated with investment in those sectors.  The Funds have included other market sectors as examples of the types of additional market sectors in which the Funds may, but do not necessarily, invest.  In most cases, the Funds invest approximately 5%, or less, in an additional market sector.  The Funds have included risk disclosure that, to the extent a Fund focuses investments in a particular market sector, the Fund will be significantly affected by developments in that sector.  The Company believes that, given the diversity of additional market sectors, and the small percentage of assets typically invested in any one particular market sector (other than information technology or health care) general risk disclosure regarding focusing investments in any single market sector provides shareholders with the most appropriate risk information.  However, to clarify its strategy, the Company undertakes to add the following disclosure:

“The Fund may, but is not required to, invest in stocks from a variety of industries included in the technology, healthcare, energy and industrials, specialty retailing, media/leisure/cable/entertainment and business and consumer services sectors. Although the Fund’s investments have typically been most heavily weighted in the information technology and healthcare sectors, the allocation of the Fund’s assets among the various sectors may change at any time. The Fund may engage in short sales.”

14.
Staff Comment: Also related to the Funds’ Sector Risks disclosure, break out each of the industry risks into separate paragraphs, as the Staff believes this is appropriate given the plain English standards under Rule 421 of the Securities Act.

Response: The Company undertakes to make the requested revision.

15.	Staff Comment: To the extent they are principal investment strategies, include disclosure on the relevant risks of market capitalization ranges in which the Funds principally invest.

Response: The Company responds supplementally that, with respect to the Growth Fund and the Aggressive Growth Fund, the market capitalization is typically quite diverse. As such, the Company undertakes to add “Market Capitalization Risks” disclosure to each Fund’s summary and statutory prospectus disclosure, as appropriate. The statutory disclosure will include the following disclosure:

“Market Capitalization Risks. To the extent a Fund emphasizes stocks of small, mid or large cap companies, it will assume the associated risks. At any given time, any of these market capitalizations may be out of favor with investors. Compared to small and mid cap companies, larger companies may be less responsive to changes and opportunities affecting their business. To the extent a Fund invests in small and mid cap companies, it will be subject to additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger companies. The shares of smaller companies tend to trade less frequently than those of larger companies, which can adversely affect the pricing of these securities and a Fund’s ability to sell these securities.”

Summary Section - Principal Investment Risks (Aggressive Growth Fund)

16.
Staff Comment: Consider separating the last sentence of the Short Sales Risk (i.e. that the “[l]oss of money is a risk of investing in the Small Cap Growth Fund) from the risk disclosure to mirror similar disclosure elsewhere in the Prospectus.

Response: The Company undertakes to make the requested revision.

Summary Section - Principal Investment Risks (Small Cap Growth Fund)

17.
Staff Comment: Though the Fund includes High Portfolio Turnover Risk disclosure, the Staff notes that the Fund’s disclosed portfolio turnover for the most recent fiscal year is less than what would normally warrant such disclosure. Consider deleting the disclosure if it is not a principal investment risk. Alternatively, consider adding disclosure on high frequency trading to the Fund’s Principal Investment Strategies section.

Response: The Company confirms that high portfolio turnover is no longer a principal investment risk for the Small Cap Growth Fund. As a result, the Company undertakes to remove the corresponding disclosure from the Prospectus.

Summary Section - Bar Chart and Performance Table (Small Cap Growth Fund)

18.
Staff Comment: Given the principal investment strategies of the Small Cap Growth Fund, the Staff believes the Russell 2000® Index should be the Fund’s primary index, rather than the S&P 500® Index. Also, explain supplementally why the Company believes the NASDAQ Composite Index and S&P 500® Index are appropriate indices for the Fund, as the Staff believes the indices are more relevant for funds whose portfolios are focused on larger market capitalizations.

Response: The NASDAQ Composite Index and S&P 500® Index are provided in order to compare the Small Cap Growth Fund’s performance to a “broad-based securities market index”. However, as permitted by Instruction 6 to Item 27(b)(7) of Form N-1A, the Russell 2000® Index is included as a more narrowly based index reflecting the market sectors in which the Fund actually invests. The Company undertakes to rearrange the order of the indices so that the Small Cap Growth Fund’s primary index, the Russell 2000® Index, appears first.

Summary Section - Portfolio Managers (All Funds)

19.
Staff Comment: To the extent applicable, in accordance with Instruction 2 to Item 5 of Form N-1A, consider stating that a Fund’s portfolio managers are “jointly and primarily responsible for the day-to-day management of the Fund.”

Response: The Company has revised disclosure for the Growth Fund to reflect that the co-portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Statutory Section - Investment Objectives, Strategies, Policies and Risks

20.
Staff Comment: If this section describes the Funds’ principal investment objectives, strategies, policies, and risks, add the word “Principal” to the beginning of the section’s header to make that clearer.

Response: The Company notes that the section entitled “Investment Objectives, Strategies, Policies and Risks includes disclosures for strategies and risks that are both principal and non-principal. As a result, the Company believes that maintaining the section’s current header is appropriate. However, the Company undertakes to revise the sub-section entitled, “Other Investment Strategies,” to “Non-Principal Investment Strategies” to better clarify which strategies are intended to be principal.

21.
Staff Comment: When discussing how the Funds will invest in cash, explain further how the Funds’ investments in cash help the Funds achieve their investment objectives. Include within this explanation whether the Funds are using this cash as a temporary defensive position or, if not, explain how these investments in cash are principal investment strategies and include corresponding disclosure within the summary sections of the Prospectus.

Response: The Company confirms supplementally that the investments in cash are not intended to be principal investment strategies for any of the Funds.  The Funds may hold cash for liquidity to meet redemption requests, in anticipation of attractive investment opportunities and for temporary defensive purposes. As noted in the response to the Staff’s Comment No. 8, above, the Company undertakes to make revisions, as appropriate, to clarify in the Funds’ Prospectus that investment in cash is not a principal strategy.

22.
Staff Comment: The Staff notes that each of the Funds reserves the right to invest a portion of its net assets in foreign securities. If investment in foreign securities is considered to be a principal investment strategy for one or more of the Funds, include appropriate disclosure on foreign securities within the summary sections of the Prospectus. Also, include disclosure within the Prospectus regarding the Funds’ investments in emerging markets securities, if any.

Response: The Company confirms supplementally that the investments in foreign securities are not intended to be principal investment strategies for any of the Funds and will ensure that investments in foreign securities will be disclosed in accordance with Form N-1A in the event that such securities become a principal investment strategy in the future. The Company also confirms supplementally that the Funds will not be investing in emerging markets securities to the extent that they would need to be disclosed by the Funds’ Prospectus in accordance with Form N-1A.

23.	Staff Comment: In line with Staff Comment No. 20, consider whether disclosure of high portfolio turnover is a principal investment risk as disclosed on page 22 of the Prospectus.

Response: Please see the Company’s response to Staff Comment No. 20.

24.
Staff Comment: Consider revising the organization of this section so that there are clearly defined principal and non-principal investment strategies and risks for the Funds, as the Staff is unsure of what is meant by “Other Risk Factors.”

Response: Please see the Company’s response to the Staff’s Comment No. 21, above.

25.	Staff Comment: Include within the Prospectus the required disclosure regarding distribution arrangements of the Funds, as required by Item 12 of Form N-1A.

Response: Item 12 of Form N-1A requires disclosure regarding sales loads (Item 12(a)), 12b-1 fees (Item 12(b)), and information regarding multiple class and feeder funds (Item 12(c)). As the Funds do not impose sales loads and have not adopted a Rule 12b-1 plan, Items 12(a) and 12(b) do not apply to the Funds. With respect to Item 12(c), the Company has included the following disclosure:

“The Funds currently offer two classes of shares: Retail Class shares (offered in a separate Prospectus) and Institutional Class shares. Please see the Retail Class shares’ Prospectus for information regarding that Class.

Institutional Class shares are offered primarily for direct investments by institutional investors, such as pension and profit-sharing plans, employee benefit trusts, financial intermediaries, endowments, foundations, corporations, and high net worth individuals. The minimum initial investment for Institutional Class shares is $100,000.  The Adviser may waive the initial minimum in certain circumstances, including, but not limited to, the following:

Certain wrap or other fee based programs for the benefit of clients of investment professionals or other financial intermediaries;

Employees and directors of the Adviser and its affiliates and their families;

Employee benefit plans sponsored by the Adviser;

Directors of The Needham Funds, Inc. and their families;

Employer-sponsored retirement plans, such as defined contribution plans (401(k) plans and 457 plans), defined benefit plans, pension and profit-sharing plans, employee benefit trusts, employee benefit plan alliances and other retirement plans established by financial intermediaries where the investment is expected to reach the $100,000 minimum within a reasonable time period; and

Certain registered investment advisers, broker-dealers and individuals accessing accounts through registered investment advisers.

Family members include a spouse, parents, a spouse’s parents, children, children’s spouses, brothers, sisters, and a domestic partner of the employee, Director of The Needham Funds, Inc., or director of the Adviser.”

26.
Staff Comment: Regarding discussion of the determination of the Funds’ NAVs on page 25 of the Prospectus, clarify what entity is receiving applications and redemption requests for which determination of a NAV is applicable.

Response: The Company undertakes to make the following revision:

“The determination of NAV for a particular day is applicable to all applications for the purchase of shares as well as all requests for the redemption of shares received by the Transfer Agent before the time at which NAV is determined on that day.”

27.
Staff Comment: The Staff notes that, according to Rule 22c-1, purchased shares of a mutual fund should be priced upon receipt of an application, rather than receipt and acceptance of an application. As a result, remove the phrase “and acceptance of your application by the Funds” from the sentence starting “All shares will be purchased at the NAV…” on page 27 of the Prospectus.

Response: The Company undertakes to make the requested revision. In addition, the Company undertakes to further define what constitutes receipt of a purchase application in “good order”.

STATEMENT OF ADDITIONAL INFORMATION

28.	Staff Comment: Ensure that, to the extent risks and strategies are disclosed in the SAI, such risks and strategies are also disclosed as necessary within the Prospectus.

Response: The Company confirms that the principal and non-principal investment strategies and risks of the Funds are disclosed within the Prospectus and SAI as appropriate. Furthermore, the Company confirms supplementally that it will undertake to update the Prospectus and SAI as necessary to ensure that disclosure of principal and non-principal investment strategies and risks remains current and appropriate in compliance with relevant disclosure requirements.

29.
Staff Comment: Clarify whether the phrase “other investment techniques” as used on page 1 of the SAI refers to principal or non-principal investment strategies. Also, confirm supplementally that, if these techniques are non-principal, the Prospectus will be amended to include disclosure on them prior to the Funds engaging principally in them.

Response: The Company confirms that “other investment techniques” refers to non-principal investment strategies and undertakes to amend the SAI to make such distinction clearer. The Company supplementally confirms that, prior to engaging principally in any of these non-principal investment techniques, the Company will amend disclosure within the Prospectus as required.

30.
Staff Comment: The Staff notes that no other directorships held by the Independent Directors of the Company are disclosed within the SAI. Confirm supplementally that the Independent Directors do not hold any other directorships or alternatively disclose such other directorships held in accordance with Item 17(a) of Form N-1A.

Response: The Company confirms that other directorships are disclosed within the SAI and are included in the last column of the chart beginning on page 17 of the SAI (entitled “Principal Occupation(s) and Other Directorships Held During the Past 5 Years”). As a result, the Company does not believe further disclosure is required.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact Michael Quebbemann of U.S. Bancorp Fund Services, LLC at (414) 765-6316.

Very truly yours,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Secretary, and Treasurer
Needham Funds, Inc.

CC:     Janna Manes, Stroock & Stroock & Lavan LLP